UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

GIGAMON INC.
(Exact name of registrant as specified in its charter)

Delaware	001-35957	26-3963351
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
3300 Olcott Street, Santa Clara, California 95054
(Address of principal executive offices) (Zip Code)

Paul B. Shinn
Chief Legal Officer and Senior Vice President of Corporate Development
(408) 831-4000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure
Introduction

This Specialized Disclosure Report on Form SD (“Form SD”) of Gigamon Inc. (“Gigamon” or the “Company”) with respect to the reporting period from January 1, 2016 to December 31, 2016 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Rule 13p-1 generally provides that a company must file a Specialized Disclosure Report on Form SD if it manufactures, or contracts to manufacture, products for which one or more of the following minerals are necessary to the functionality or production of those products: gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives tantalum, tin and tungsten (collectively, “Conflict Minerals”). The Company conducted a reasonable country of origin inquiry (“RCOI”) to ascertain whether any of the products it manufactures, or contracts to manufacture, contain Conflict Minerals originating from the Democratic Republic of Congo, the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (collectively, the “Covered Countries”). As described below, based on its RCOI, the Company has in good faith concluded that it has no knowledge or reason to believe that the Conflict Minerals necessary to the functionality or production of its products originated in any Covered Country.

Company and Product Overview

The Company has developed an innovative solution that delivers pervasive and dynamic intelligent visibility and control of traffic across networks. The Company’s Visibility Platform consists of a distributed system of nodes (that in combination establish a Visibility Fabric) that enable an advanced level of visibility, modification and control of network traffic. The Company’s Visibility Platform is comprised of physical appliances and virtual nodes that can be deployed in data centers, central offices, virtualized / private cloud / public cloud environments, and small form-factor remote site appliances that in combination enable pervasive visibility of network infrastructures. The Company outsources the manufacturing and assembly of its hardware products, some of which may contain Conflict Minerals. This disclosure relates to such products (i) for which Conflict Minerals are necessary to the functionality or production of that product, (ii) that were manufactured, or contracted to be manufactured, by the Company and (iii) for which the manufacture was completed during calendar year 2016 (the “Covered Products”).

Description of the Company’s Reasonable Country of Origin Inquiry
The Company identified gold, tantalum, tin and tungsten as being necessary to the functionality or production of its Covered Products and conducted a good faith RCOI to ascertain if any of these Conflict Minerals originated in the Covered Countries or was from recycled or scrap sources.

The Company’s RCOI included the identification of direct suppliers of Covered Products (the “Covered Suppliers”), the collection of data from such Covered Suppliers, and an assessment of whether further due diligence was required. In collecting data for its RCOI, the Company required Covered Suppliers to complete a questionnaire based on the Conflict Minerals Reporting Template prepared by the Electronic Industry Citizenship Coalition and Global eSustainability Initiative (the “EICC-GeSI”), which is recognized as the industry-standard supplier data collection tool. The EICC-GeSI questionnaire included questions relating to, among other things, whether the Covered Suppliers supplied Conflict Minerals to the Company, whether the Conflict Minerals were necessary to the functionality or production of the Covered Products, and whether the Conflict Minerals originated from the Covered Countries.

The Company identified six Covered Suppliers in its supply chain. Since the Company utilizes its Covered Suppliers to manufacture and assemble its hardware products, and components thereof, it is several levels removed from the actual mining of Conflict Minerals. The Company neither purchases Conflict Minerals directly from mines, smelters or refiners, nor makes purchases in the Covered Countries. The Company must therefore rely on its Covered Suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products.

All six of the Covered Suppliers responded to the Company’s EICC-GeSI questionnaire, and the Company reviewed the Covered Suppliers’ responses for completeness, reasonableness, and consistency and followed up with corrections and clarifications as needed. In their responses, all six of the Covered Suppliers confirmed that they require that all of their direct suppliers be “DRC conflict-free” and that they conduct due diligence on suppliers and require them to complete the EICC-GeSI questionnaire. Five out of six of the Covered Suppliers also indicated that they do not source Conflict Minerals from any of the Covered Countries, prohibit their direct suppliers from sourcing Conflict Minerals from Covered Countries, and had obtained responses from 100% of the smelters and refiners that supply them with the Conflict Minerals used to manufacture the Covered Products and that no Conflict Minerals used in the Covered Products originated in a Covered Country. Five out of six of the Covered Suppliers indicated that all smelters and refiners responding had been certified as “conflict free” by the EICC-GeSI Conflict-Free Smelter Program (“CFSP”), which hires independent third-party auditors to identify potential non-compliances based on assessment protocols developed in accordance with such global standards as the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High-Risk Areas and the Dodd-Frank Wall Street Reform and Consumer Protection Act. A list of CFSP-compliant smelters and refiners is maintained on the Conflict-Free Sourcing Initiative’s website. One Covered Supplier indicated that it requires all of its direct suppliers be “DRC conflict-free,” requires its suppliers to identify smelters and refiners and requires those smelters and refiners to participate in the CFSP. Such Covered Supplier had received responses from approximately 95% of smelters and refiners supplying them with Conflict Minerals used in Covered Products and was able to confirm that nearly all of its smelters and refiners do not source Conflict Minerals from Covered Countries and any smelters and refiners that do source Conflict Minerals from Covered Countries do so responsibly and are all certificated as “conflict free” by the CFSP. Therefore, to the best of the Company’s knowledge, Conflict Minerals in the Covered Products, if any, did not directly or indirectly finance or benefit armed groups in any Covered Country.

Reasonable Country of Origin Determination

As a result of the RCOI described above, the Company has in good faith concluded that it has no knowledge or reason to believe that the Conflict Minerals necessary to the functionality or production of the Covered Products originated in any Covered Country and/or benefited armed groups in any Covered Country.

The Company will continue to investigate the origin of necessary Conflict Minerals, work with its suppliers to source Conflict Minerals in a manner that does not benefit armed groups in the Covered Countries, and require suppliers to complete a supply chain survey based on the EICC-GeSI template annually.

A copy of this Form SD is also available at: http://investor.gigamon.com/.

Item 1.02 Exhibit
The Company is not required to file, as an exhibit for this Form SD, the Conflict Minerals Report required by Item 1.01.
Section 2 - Exhibits
Item 2.01 Exhibits.
Not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Gigamon Inc.

By:	/s/ Paul B. Shinn
Name:	Paul B. Shinn
Title:	Chief Legal Officer and Senior Vice President of Corporate Development
Date: May 30, 2017